OBM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Plastron Acquisition Corp. III

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

October 3, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☐ Rule 13d-1(c)

 ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Robert J. Brantman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 1,953,125

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,953,125

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,953,125

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 16.67%.(1)

12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 11,718,750 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

Item 1.
(a)	The name of the issuer is Plastron Acquisition Corp. III. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 712 Fifth Avenue, New York, NY 10019.

Item 2.

(a)	The name of the reporting person is Robert J. Brantman (the “Reporting Person”).

(b)	The business address of the Reporting Person is 70 West Red Oak Lane, 4th Floor, White Plains, NY 10604.

(c)	The Reporting Person is a citizen of the U.S.A.

(d)	This Schedule 13G relates to common stock, par value $.0001 per share (the “Common Stock”), of the Issuer.

(e)	Not applicable.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

The Reporting Person beneficially owns an aggregate of 1,953,125 shares of the Common Stock of the Issuer, representing 16.67% of the outstanding shares of Common Stock of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The Reporting Person has the sole right to vote or direct the vote of the Shares and the sole power to dispose or direct the disposition of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2011	/s/ Robert J. Brantman
Robert J. Brantman